Exhibit (a)(19)

FOR IMMEDIATE RELEASE	INVESTOR CONTACT:	Sonia Ross (403) 295-4532

Hexagon successfully acquires approximately

93.3% of NovAtel shares

(Calgary, Alberta, Canada, November 28, 2007) — NovAtel Inc. (NASDAQ:NGPS) announced that Hexagon Canada Acquisition Inc., a wholly-owned direct subsidiary of Hexagon AB (STO:HEXA B), has successfully taken-up all of the shares tendered and not validly withdrawn pursuant to its tender offer for all of the outstanding common shares of NovAtel at an offer price of US $50 in cash per share.

The tender offer and withdrawal rights expired at 5:00 p.m., New York, New York time, on 27 November 2007. According to the depositary for the offer, a total of 8,647,240 common shares of NovAtel were tendered and not validly withdrawn prior to the expiration of the offer (including 306,716 shares delivered pursuant to the guaranteed delivery procedures). Shareholders who validly tendered prior to the expiration of the offer and whose shares were not validly withdrawn will promptly receive the offer price of US $50 in cash per share. As a result of the purchase of the common shares of NovAtel in the tender offer, Hexagon, through Hexagon Canada Acquisitions Inc., now owns approximately 93.3% of the outstanding common shares of NovAtel including shares owned by Hexagon or any of its affiliates prior to the offer.

Hexagon intends to acquire the remaining outstanding common shares of NovAtel not previously tendered by means of a compulsory acquisition in accordance with Canadian law on the same terms as the common shares acquired under the tender offer. After the consummation of the compulsory acquisition, Hexagon intends to cause NovAtel’s common shares to cease to be traded on the Nasdaq Global Select Market.

Following the completion of the compulsory acquisition, NovAtel will become a wholly-owned subsidiary of Hexagon but will conduct its business relations with other subsidiaries of Hexagon on an arms length basis.

“Hexagon is excited for NovAtel to be joining the Hexagon group.  We expect great things from NovAtel as it continues to operate independently and grow as a pure play supplier in the market for high

NovAtel Inc. 1120-68th Avenue NE Calgary, Alberta T2E 8S5

precision Global Navigation Satellite System technology solutions to OEMs”, says Ola Rollén, CEO and President of Hexagon AB.

The solicitation and the offer to buy NovAtel’s common shares is only made pursuant to the Amended Offer to Purchase and related materials that Hexagon, Hexagon Canada and NovAtel filed with the SEC on 19 October 2007, as amended on 2 November 2007, 7 November 2007, 21 November 2007 and 28 November 2007. Shareholders should read the Amended Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Shareholders can obtain the Amended Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Morrow & Co, LLC by calling 1-800-607-0088 (call toll-free), the information agent for the offer, or from Morgan Stanley by calling 1-877-219-1920 (call toll-free), the dealer manager for the offer, or from Mellon Investor Services LLC by calling 1-800-777-3674 (call toll-free), the depositary of the offer.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, including the expected timetable for completing the transaction as well as Hexagon’s strategic and operational plans. These forward-looking statements are not based on historical facts but rather on management’s current expectations.  Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the reaction of customers of NovAtel to the transaction; and general economic conditions. For more information and additional risk factors regarding NovAtel generally, see the factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel.  These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements.  These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

Hexagon AB is a global technology group with strong market positions within measurement technologies and polymers. Hexagon’s vision is to be number one or number two in each strategic business area. The group has about 9 400 employees in 30 countries and net sales of about 14 000 MSEK.

NovAtel Inc. is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology.  The Company’s mission is to provide exceptional return on investment and outstanding service to our customers.  An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and firmware that are integrated into high precision positioning applications worldwide.  These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India.  The Company is committed to providing its

NovAtel Inc. 1120-68th Avenue NE Calgary, Alberta T2E 8S5

customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs).  For more information, visit www.novatel.com.

NovAtel Inc. 1120-68th Avenue NE Calgary, Alberta T2E 8S5